SUPPORT.COM

October 10, 2011

Via Courier

Patrick Gilmore
Accounting Branch Chief
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Re:	Support.com, Inc. (File no. 0-30901)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011

Dear Mr. Gilmore:

I am writing in response to your letter dated September 21, 2011 in the above-captioned matter addressed to Shelly Schaffer, Chief Financial Officer.

Support.com, Inc. (the “Company”) respectfully acknowledges the comments contained in the seven numbered paragraphs of your September 21, 2011 correspondence, and responds as follows using the headings and paragraph numbers from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1.A Risk Factors

“Because a small number of customers and channel partners…,” page 12

1.
On page 27, you state that for the year ended December 31, 2010, Customer A and Customer B accounted for 43% and 17% of your total revenue, respectively, and that for the years ended December 31, 2009 and 2008, Customer A accounted for 82% and 81% of your total revenue, respectively. Response 2 of your May 15, 2009 letter submitted in response to our May 8, 2009 comment letter stated that you would disclose the identity of any greater than 10% customer in future SEC filings. Assuming that Customer A is Office Depot, your disclosure in this risk factor and elsewhere does not identify or discuss Customer B. Please tell us how you considered your prior representation, and whether the loss of Customer B would have a material adverse effect on you and your subsidiaries taken as a whole. See Item 101(c)(1)(vii) of Regulation S-K. In addition, although it appears that you filed your agreements with Customer A as Exhibits 10.15 through 10.22, please tell us whether you have any agreements with Customer B. If you do, please provide us with a legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file such agreements as exhibits and revise your disclosure to describe the material terms.

Response:  We respectfully acknowledge the Commission’s comment and respond as follows.   It appears the identification by name of Customer “B” was inadvertently omitted from our 2010 Annual Report on Form 10-K.  This Customer, Staples, Inc., has been disclosed and discussed previously in our public investor calls as our second major program launch after Office Depot.  We will confirm its identity in our next filing, our Quarterly Report on Form 10-Q for Q3 2011, and thereafter report as required.

In response to your inquiry about the filing of our agreements with Staples, we note that Item 601(b)(10) of Regulation S-K generally does not require the filing of contracts “such as ordinarily accompan[y] the kind of business conducted by the registrant and its subsidiaries.”   We confirm that our agreements with Staples are of the type we enter into with many channel partners in the ordinary course of our business.  Item 601(b)(10)(ii)(B) does require the filing of ordinary course agreements in limited circumstances, including the case of a “contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services….” (Emphasis added.)  That is not the case here.

Staples is one of more than 10 channel partners (not including our direct-to-consumer service sales or our software sales) currently under contract with the Company, and represented only 17% of our revenue for 2010, and just 16% for our most recent quarter reported ending June 30, 2011.  Due to our revenue diversification and growth in other programs, we currently do not expect our revenue related to Staples to increase as a percent of our total revenue for the foreseeable future.

Moreover, we operate under long-term, often multi-year agreements with our partners.  So even if a partner like Staples were to make the determination to end its relationship with us, we would have a substantial period of prior notice.  We are constantly engaged in discussions, and frequently enter into amended contracts with existing partners and new agreements with new channel partners in the office superstore channel and other channels.  We believe that any hypothetical loss of revenue from Staples in the future would generally be offset during a transition period through the acquisition and roll-out of new channel partnerships, and growth in other existing programs, in the ordinary course of business.

For all of the foregoing reasons, the Company’s business is not substantially dependent on its agreements with Staples, and these agreements do not provide for the sale of “the major part” of its services.  Accordingly, we do not believe that the filing of our agreements with Staples is required under Item 601(b)(10 of Regulation S-K.

“Disruptions in our information technology and service delivery….,” page 13

2.
  We note your disclosure that you depend on the communication systems of external service providers, that the technology you use to serve customers is hosted at a third party facility in the United States, and that you use a separate, independent third-party facility in the United States for emergency back-up and failover services. It does not appear that you have filed any agreements with these third party service providers as exhibits. Please provide us with a legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits and revise your disclosure to describe the material terms of the agreements.

Response:  We respectfully acknowledge the Commission’s comment and respond as follows.   Item 601(b) (10) of Regulation S-K is inapplicable because our vendor agreements with third-party communication services providers are made in the ordinary course of business.  Further, our business is not “substantially dependent” on contracts with these vendors under Item 601(b)(10)(ii)(B).

Third-party vendors provide components of our IT and communications system infrastructure, as is typical for companies such as ours offering Internet-based technology services.  The commodity services these third-party vendors provide are readily available from other vendors and can easily be replaced if necessary.  It is the risk of short-term harm to our business in the event of a precipitous disruption in our overall system infrastructure—which could be caused by us or a vendor—that is presented in our disclosure cited at page 13.  We seek to mitigate the risk through the use of back-up and failover services from a different party who could immediately step in and support our operations.  Since these agreements are made in the ordinary course of business with providers of commodity IT and communications services who can be readily replaced, the Company has concluded that our business is not “substantially dependent” on these contracts and they are not “material contracts” under Item 106(b)(10) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2010, 2009, and 2008, page 27

3.
We note that your disclosures related to increases in revenues and expenses throughout the filing do not appear to sufficiently explain the increases. Also, when multiple factors are identified as contributing to a particular increase, you have not quantified the relative significance of each factor. For example, you attribute the 92% increase in service revenues in 2010 primarily to “growth in certain channel partnerships.” This explanation does not appear to provide readers with specific insight into the increase in service revenues, such as which channel partnerships experienced growth and how much revenue from channel partnerships grew compared to revenue from direct sales. As another example, when discussing the increase in sales and marketing expenses, you indicate that the 136% increase in 2010 resulted from “higher marketing expense to drive sales of software acquired in 2009 and to a lesser extent from increased sales and marketing personnel staffing and related costs.” This explanation should have been more specific in identifying which marketing expenses increased, the increase in sales and marketing headcount and the amount that each of these factors contributed to the overall increase in sales and marketing expenses. Please tell us how you considered Section III.D of SEC Release No. 33-6835 in explaining each factor, and quantifying the relative significance of each of two or more factors, underlying material changes in reported financial statement line items. Similar concerns apply to disclosures in your Forms 10-Q.

Response:  We respectfully acknowledge the Commission’s comment and respond as follows.   We report our services revenue consistent with GAAP as a single revenue line, and it is comprised of two components—our direct services sales and those made through channel partnerships.  Our disclosure cited above is made consistent with the Commission’s Interpretive Rule in Section III.D of SEC Release No. 33-6835 in that it clearly explains the “increase was primarily driven by growth in certain channel partnerships” as distinct from growth in our direct business.  We generally do not report out exact allocation of service revenues by each channel partner because we believe such detailed disclosure is not necessary for investors to understand our business as a whole.  As discussed in our response to comment 1 above, we have more than 10 channel partners in various channels, and fluctuations in revenue from any one partner or segment are not necessarily indicative of any overall trend in our business.   Providing revenue information on a partner-by-partner basis generally would result in voluminous additional disclosure, but would not significantly aid investors in understanding the trends affecting our revenue.  In specific circumstances where more granular information would be helpful to investors, such as the loss of a significant group of customers or an economic trend affecting office superstores or telecommunications providers as a whole, the Company would disclose such information in the ordinary course.  In general, however, we believe that information regarding revenue from individual channel partners is neither material nor helpful to investors.

We will, however, be more explicit in quantifying the relative impact of identified factors in these discussions as between channel sales generally versus direct sales, beginning with our next Quarterly Report on Form 10-Q for Q3 2011, and thereafter as required.  For example, we will seek to avoid using terms like “primarily” without providing more specific references to dollar or percentage terms when explaining the factors affecting results.

Similarly, we will do the same in the discussion of expenses, and instead of quantifying changes by “primary” and “lesser” factors as in the cited discussion of sales and marketing expenses, we will seek to provide more specific dollar or percentage quantification of contributing factors such as advertising expenditures or sales and marketing headcount costs.

4.
We note that you experienced material increases in revenue in each of the periods discussed in the Form 10-K as well as in subsequent Forms 10-Q. Please tell us what consideration you gave to including a narrative discussion of the extent to which such increases are attributable to increases in prices or increases in volume or to the introduction of new products or services. Further, to the extent there has been a shift in the mix of services and/or products, please tell us what consideration you gave to disclosing revenue by service and product to highlight any identified trends in revenue mix. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:  We respectfully acknowledge the Commission’s comment and respond as follows.   We gave due consideration in the creation of the narrative presented, and we believe we did include an appropriate disclosure on page 27 stating:  “The increase [2010 over 2009] was primarily driven by growth in certain channel partnerships.  …  The significant increase in revenue in 2009 over 2008 reflects increased demand for our services from our channel partners.”  As we explain at page 5 of our Annual Report on Form 10-K:  “Channel partnerships typically begin with a pilot phase and, if successful, progress to broader roll-outs. Programs for channel partners can take several months to more than a year to progress from a pilot stage to a broader roll-out.”  We believe this is well understood by our investors to refer to volume growth in channel programs.  Each program has different mixes of SKUs, and SKU specifications, each priced individually and dynamically, and to date we have not observed overall changes in service mix.  Further, our pricing varies significantly from program-to-program, and therefore it is difficult to compare prices on consistent basis (price variances can reflect varying costs of program and service requirements, volume commitments by partners or lack thereof, etc.).

In future periods, should pricing increases play a material role—or new services or products or mixes of the two—in the change in revenues from one period to another, we will include such discussion in the narrative.  However, those factors were not considered material contributing factors in the Annual Report on Form 10-K for 2010.  Instead, it was simply the growth of our channel partner programs driven by their increased volumes of sales in what has historically been a relatively new and growing market for our services.  Therefore we believe the narrative accurately and appropriately discloses to our investors the driver of revenue growth in the area of channel partnerships.

5.
We note your disclosure on page 23 indicating that service efficiency, which is measured in average handle time for your largest programs, improved in 2010. To the extent that service efficiency, or other metrics such as the number of channel partners, are key performance indicators of your business, please tell us how you considered disclosing these metrics, including changes therein, as part of your discussion of results of operations. Please refer to Section III.B.1 of SEC Release No. 33-8350.

Response:   We respectfully acknowledge the Commission’s comment and respond as follows.  As noted in our disclosure, we look at average handle time measures for our “largest programs,” not our business overall.  Further, there is not a single “average handle time” measure that we could disclose even if it was appropriate to do so.  This is something that program managers look at in a matrix of programs and SKUs, which is to say, it is a different number for each SKU in each program (since programs can have different requirements that increase or decrease the average handle time required).  Our investments in technology and processes can have a general effect of helping to lower average handle time measures, which is the point we were making on page 23, but the appropriate and useful measure for investors in this area of service efficiency is the financial results of such improvements, which are reflected in the accounting of cost of goods sold and gross margin results we disclose.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed May 11, 2011)

Compensation Discussion and Analysis

Executive Summary, page 13

6.
You state that you changed your executive compensation program in 2009 to reduce cash compensation for your named executive officers and to place an increased emphasis on long-term equity incentives. You also state that the executive compensation program and philosophy continued without material changes through 2010. We note, however, that you did not make any performance-based equity awards in 2010, and your disclosure on page 17 states that this was in light of equity awards made in 2009, which accompanied the decreases in cash compensation. Please ensure that your executive summary provides a materially complete overview.

Response:  We respectfully acknowledge the Commission’s comment and respond as follows.  As we disclosed on page 17 of our Proxy, our stated target of 50% of equity awards to named executive officers being performance-based applies only to refresh equity awards (i.e., grants made other than at the time of hire), which we make “periodically.”   Annual refresh grants are not necessarily part of the stated philosophy—timing is at the discretion of the Compensation Committee of the Board of Directors in the exercise of their business judgment.  In 2010 no equity awards of any sort were granted to existing named executive officers.   Therefore we respectfully submit that our executive summary is indeed materially complete for a year in which there were no material changes, and that is consistent with the stated philosophy of “periodic” grants.

Analysis of 2010 Executive Compensation

Base Salary, page 14

7.
You state that base salaries for your named executive officers remained unchanged through 2010 from their levels at the end of 2009. Your summary compensation table, however, indicates that you revised the base salaries for Messrs. Pickus and Rodio and Ms. Schaffer in 2010. Please explain the reasons for the changes in base salary. See Item 402(b)(v) of Regulation S-K.

Response:  We respectfully acknowledge the Commission’s comment and respond as follows.  There was no revision of base salaries for Messrs. Pickus and Rodio or Ms. Shaffer in 2010.  We present their annual base salaries in the discussion and chart of this element on page 14 as $325,000, $255,000 and $240,000 respectively.  These are the same figures used for 2010 annual base salary in the Summary Compensation Table on page 20.  Please note that there were decreases in base salary in mid-2009 which were reported by the Company, and which explain why base salary paid in 2009 is higher than that reported for 2010.  It was not caused by a change in 2010, but rather reflects the change mid-year in 2009.

We intend to begin reflecting changes discussed herein with our Quarterly Report on Form 10-Q for Q3 2011 which we will file in less than 30 days from now, so if there are any questions or concerns we would be grateful for the opportunity to resolve them with you in time for them to be reflected in this filing.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gregory J. Wrenn
SVP General Counsel & Secretary, Support.com

cc:           Steve Gillette, Jones Day

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